EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-192208 on Form S-8 and Registration Statement No. 333-270034 on Form F-10 and to the use of our reports dated March 23, 2023, relating to the financial statements of PolyMet Mining Corp. and the effectiveness of PolyMet Mining Corp.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of PolyMet Mining Corp. for the year ended December 31, 2022.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 23, 2023